EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 18, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

IBERDROLA UNION FENOSA endesa

Investor Relations

Press Release

UNION FENOSA (50%), IBERDROLA (30%) AND ENDESA (20%) FORMALIZE THEIR ALLIANCE IN THE SAGUNTO REGASIFICATION PLANT

New York, July 18th, 2002.- Unión Fenosa, Iberdrola and Endesa (NYSE:ELE) –the latter two through a joint company in which they hold 60% and 40%, respectively- have formalized their shareholding in the regasification plant at Sagunto, with the following shareholding breakdown: 50% Unión Fenosa and 50% for the Iberdrola/Endesa joint company.

The Sagunto regasification plant is of a prime strategic priority, as it will allow the injection of LNG into the Spanish system, therefore favouring the competition in the Spanish gas market. This plant, together with the future pipeline Levante-Aragón-Madrid, reinforces the Spanish system by increasing the supply and interconnecting the Levante with the Ebro axis and the supply to Madrid, thereby improving the supply network in the country. Once it starts operations, the output of the plant will represent above 16% of Spain's demand for gas.

In an initial phase the plant will have a capacity of around 5 bcm per annum. The storage will be initially made in two tanks of 150,000 cubic metres each. A capacity for the mooring an unloading of methane gas transport ships will be available for up to 150,000 cubic metres.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly autborized.

ENDESA, S.A.

Dated: July 18, 2002

By: ____________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations